Skadden, Arps, Slate, Meagher & Flom (UK) llp
40 BANK STREET
CANARY WHARF
LONDON E14 5DS
________

(020) 7519-7000
Fax: (020) 7519-7070
www.skadden.com

July 11, 2008

Via EDGAR and Hand Delivery

Securities and Exchange Commission
Division of Corporation Finance
Office of Natural Resources
100 F Street, N.E. Mail Stop 7010
Washington, D.C. 20549-7010

Attention: H. Roger Schwall, Assistant Director

RE:	DRDGOLD Limited Form 20-F for the fiscal year ended June 30, 2007 (File No. 0-28800)

Dear Mr. Schwall:

On behalf of DRDGOLD Limited (the “Company”), we are writing to respond to the comments set forth in your letter to Mr. Jacob Hendrik Dissel, dated June 10, 2008, with respect to the Company’s Annual Report on Form 20-F for the fiscal year ended June 30, 2007 (the “2007 Form 20-F”) and the Company’s letters to the Commission dated March 31, 2008 and May 12, 2008, responding to the comments set forth in your letter to Mr. Jacob Hendrik Dissel, dated February 29, 2008 and April 10, 2008.

Set forth below are the responses to the Staff’s comments, which have been provided in each case following the text of the comment in the Staff’s letter.

Comment 1:
Based on your response to prior comment number 1 from our letter dated April 10, 2008 we understand that, for your fiscal years ending June 30, 2007 and 2006, the date of your reserve determinations were March 31, 2007 and 2006, respectively. If our understanding is not correct, please explain this to us. Otherwise, explain to us why you believe it is appropriate to determine your reserves as of a date other than your fiscal year end. Please note that, based on the requirements of Form 20-F and Industry Guide 7, as well the relationship between reserve quantities and financial reporting, we would expect the reserve determination to be as of your fiscal year end.

Response:
The Company’s reserves are determined as at each fiscal year end (June 30). However, the reserve determination process takes three to four months to complete due to its complex nature. Therefore, this process starts several months prior to the end of the fiscal year so that it will be completed in time for the Company’s financial close process for the fiscal year end. The reserve determination process entails the setting of parameters and assumptions, including the gold price, on March 31, followed by the calculation of reserves by internal Competent Persons. These parameters and assumptions are used to calculate the pay-limit and cut-off grades which are used to develop detailed mining plans by our experts on our various mining operations. These detailed mining plans are then used in the calculation of the reserves. Upon completion of the calculation of reserves, the calculations are reviewed by external experts. Production or depletion through the end of the financial year is taken into account for reserves determination. However, it is not practical to change the assumptions as at June 30, as this would require recalculation of the pay-limit and cut-off grades and the preparation of new detailed mining plans. Therefore, the Company uses the gold price as of March 31 to determine reserves as of June 30, as March 31 is the most recent practicable date for these purposes.[1]

Comment 2:
Your response to prior comment number 2 from our letter dated April 10, 2008 indicates, in part, that you do not believe that the guidance of SFAS 154 is applicable to the change in the method used to determine the price you use to estimate your reserve quantities. However, we note that the change in the method used to determine the price has had a material impact on your reported reserves. Further, we note the disclosure in your 20-F, appearing under the heading “Application of Critical Accounting Policies – Mining Assets”, which indicated that “any change in management’s estimate of the total proven and probable ore reserves, would impact the amortization charges recorded in our consolidated financial statements”. Finally, we note SFAS 154, par 2(d) which indicates that a change in accounting estimate is “a change that has the effect of … altering the subsequent accounting for existing or future assets or liabilities.” In view if your disclosure and the guidance of SFAS154, further explain to us the basis for your conclusion that SFAS 154 is not applicable to the change in the method used to determine the price you use to estimate your reserve quantities.

Response:
The Company acknowledges that SFAS 154 is applicable to a change in estimate that has the effect of adjusting the carrying amount of its mining assets that are included in its financial statements. However, the Company believes that SFAS 154 is not applicable to the change in its gold price determination methodology because the effect of the change on the carrying value of its mining assets is not material. SFAS 154, paragraph 22 states that

____________________________
1 When the Company used the three-year historical average gold price to determine reserves as of June 30, the three-year average was calculated using daily gold prices through March 31 of the current fiscal year plus forecasted prices, based on the prices through March 31, for April 1 through June 30 of that year.

“Disclosure of [the] effects [of a change in accounting estimates] is not necessary for estimates made each period in the ordinary course of accounting for items …. however, disclosure is required if the effect of a change in estimate is material.”

The Company is of the view that the calculation of the useful life of its mining assets is in the ordinary course of accounting for its mining assets and the depreciation and amortization charges thereon. Therefore, the Company is of the view that disclosure of the effect of any change in the calculation of the useful life of its mining assets would only be required if the effect of the change in estimate is material. As discussed in the response to the Staff’s comment 3 below, the Company does not believe that the effect of this change in estimate is material.

Comment 3:
We note your response to prior comment number 2 from our letter dated April 10, 2008. We also note your conclusion that the change in the method used to determine the price you use to estimate your reserves had no impact on your financial statements. Please respond to each of the following:

	•	Quantify the impact that the change in your method had on the depletion rate and total depletion for the years ended June 30, 2007 and 2006; and
	•	Tell us whether you believe the differences in depletion for the years ended June 30, 2007 and 2006 were material. Explain the basis for your belief.

Response:
The impact of the change in the Company’s method of determining the gold price used in the estimation of the Company’s ore reserves on the depreciation and amortization charges recorded in the Company’s financial statements for the years ended June 30, 2007 and 2006 is as follows:

	Year ended June 30, 2007	Year ended June 30, 2006
	$’000[2]	$’000

South African operations
Blyvoor	288	-
ERPM	829	-
Crown	78	-
Australasian operations
Porgera	-	-
Tolukuma	-	-
Vatukoula	-	-

Total operations	1,195	-

____________________________
2 Reflects the incremental depreciation and amortization charges that the Company would have incurred in 2007 had it used the three-year historical average gold price for reserve determination as of the end of fiscal year 2006.

The change in the gold price determination methodology for estimation of reserves had no impact on depreciation and amortization charges for fiscal year 2006 as such charges were based on the ore reserves estimate at the end of fiscal year 2005, which was calculated using the historical three-year average gold price.

The Company does not believe that the difference in the depreciation and amortization charges resulting from the change in the Company’s methodology for estimation of the gold price is material. The Company bases its conclusion on the following quantitative and qualitative factors:

	•	The difference represents approximately 4% of the Company’s net loss from continuing operations in 2007, which is less than the Company’s 5% materiality threshold;
	•	The difference represents approximately 1% of the Company’s net loss in 2007, which is less than the Company’s 5% materiality threshold;
	•	The difference represents approximately 1% of the Company’s mining assets as of June 30, 2007, which is less than the Company’s 5% materiality threshold;
	•	The difference arises from an item that is not capable of precise measurement and is thus an estimate, and there is a degree of imprecision inherent in the estimate;
	•	The difference would not have changed the Company’s loss into a profit; and
	•	The difference has not been used to conceal any unlawful transaction.

Comment 4:
We note you have concluded it is not necessary to include disclosure related to the change in your methodology in Management’s Discussion and Analysis of Financial Condition and Results of Operations. Your response to prior comment number 2 indicates that this conclusion was based on your view that the change had no impact on your financial statements. However, information regarding your reserves is material to investors, independent of any impact that those reserves may have on your financial statements. In this regard, we note that your MD&A includes a presentation and discussion of your reserve quantities that is separate and distinct from the discussion of your financial position or results of operations.

Given the information regarding your reserves is material to investors, clear and thorough discussion of any material changes to the assumptions or methods employed to determine those reserves, as well as the financial and  non-financial impact of those changes, is also material to investors. In view of this, further explain to us why your existing disclosure is adequate. As part of your response, tell us why the following would not be considered material to investors, and therefore require disclosure in your MD&A:

	•	The nature of, and the reason for, the change in method:
	•	The impact of the change on your reported reserve quantities; and,
	•	The impact the change had on your depletion in the period of the change.

Response:
In response to the Staff’s comments, the Company will add additional disclosure in its Annual Report on Form 20-F for the fiscal year ended June 30 2008 (the “2008 Form 20-F”) under Item 4B. “Business Overview, Ore Reserves” describing the nature of and reason for the change in the method it uses to determine the gold price used in the estimation of its ore reserves. The Company will also include a reference to this discussion in Item 5A. of the 2008 Form 20-F under the discussion of “Ore Reserves.”

The Company believes that it has adequately disclosed the impact of the change on its reported ore reserve quantities, resulting from the effect of the change in its method used to determine the gold price used in the estimation of its ore reserves. See page 29 of its 2007 20-F and page 32 of its 2006 20-F3.

____________________________
3 On page 29 of its 2007 Form 20-F, the Company stated the following: The measurement and classification of our proven and probable ore reserves are sensitive to the fluctuation of the gold price. If we look at gold prices different from the gold price of R154,437 per kilogram ($660 per ounce) used to estimate our attributable Ore Reserves of 6.3 million ounces of gold as of June 30, 2007 per the above Imperial schedule, we would have significantly different reserves. Using the same methodology and assumptions as were used to estimate our Ore Reserves as of June 30, 2007 but with different gold prices that are 10% above and below the gold price of R154,437 per kilogram ($660 per ounce) used to estimate our attributable gold reserves per our above schedules, our attributable gold reserves would be as follows:

Rand gold price per kilogram	R 115,314[1]	R138,994	R154,437	R169,881
U.S. Dollar gold price per ounce	$553[1]	$594	$660	$726
Attributable Ore Reserves (million ounces)	4.9	5.9	6.3	6.8

1          We calculated the three-year historical average gold price to be approximately R115,134 per kilogram ($553 per ounce).

On page 32 of its 2006 Form 20-F, the Company stated the following: The measurement and classification of our proven and probable ore reserves are sensitive to the fluctuation of the gold price. If we look at gold prices different from the gold price of R117,055 per kilogram ($582 per ounce) used to estimate our attributable Ore Reserves of 8.8 million ounces of gold as of June 30, 2006 per the above Imperial schedule, we would have significantly different reserves. Using the same methodology and assumptions as were used to estimate our Ore Reserves as of June 30, 2006 but with different gold prices that are 10% above and below the gold price of R117,055 per kilogram ($582 per ounce) used to estimate our attributable gold reserves per our above schedules, our attributable gold reserves would be as follows:

Rand gold price per kilogram	R93,800[1]	R105,300	R117,055	R128,700
U.S. Dollar gold price per ounce	$453[1]	$524	$582	$640
Attributable Ore Reserves (million ounces)	7.5	8.2	8.8	9.5

The Company will include similar disclosure in the 2008 Form 20-F and will include a reference to this disclosure in Item 5 of the 2008 Form 20-F under the discussion of “Ore Reserves.”

As discussed above in its response to the Staff’s comment 3, the Company is of the opinion that the impact of the change of gold price determination on its depreciation and amortization charges was not material and therefore that no additional disclosure is required in this regard.

Please send a copy of any additional correspondence to the undersigned at 40 Bank Street, Canary Wharf, London E14 5DS, United Kingdom, or by facsimile to our Washington D.C. office 202 393 5760, from where it will be directly forwarded to me. If you would like to discuss any aspect of the Company’s response, please call me on 011 44 207 519 7171, or in my absence James McDonald on 011 44 207 519 7183.

Sincerely,

/s/ Richard A. Ely

Richard A. Ely

cc:	DRDGOLD Limited
Craig Barnes
Jacob Hendrik Dissel
Securities and Exchange Commission
Sean Donahue
George K. Schuler

_____________________
(cont'd from previous page)
1     We calculated the three-year historical average gold price to be approximately R93,800 per kilogram ($453 per ounce).